

Mail Stop 7010

August 30, 2006

Mr. Tom Johnstone
Aktiebolaget SKF
SE-415 50
Gothenburg, Sweden

> **Re:** **Aktiebolaget SKF**
> **Form 20-F for the year ended December 31, 2005**
> **Filed April 5, 2006**
> **File No. 0-13722**

Dear Mr. Johnstone:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005

Item 3A – Key Information – Selected Financial Data, page 8

1.   Please advise us of your consideration to disclose operating profit under US GAAP. In this regard, we refer you to the minutes to the AICPA International Practices Task Force July 15, 2003 meeting, specifically Agenda Item 12, in which the SEC staff confirmed that if any amount required to be presented in selected financial data on a primary GAAP basis is different on a U.S. GAAP basis, then the corresponding amount under U.S. GAAP should also be shown. We also refer you to Instruction 2 to Item 3A of Form 20-F. Based on the

disclosures in Note 33, it appears that operating profit under US GAAP would differ from operating profit under IFRS.

Item 5 – Operating and Financial Review and Prospects
Item 5A – Operating Results, page 35

2.   We note your segmental analysis of operating results beginning on page 46. Please revise future filings to analyze and, where practical, quantify the underlying reasons behind the changes in net sales and operating margins for each of your segments. We remind you that one of the primary objectives of MD&A is to provide a context within which your results may be analyzed and to allow your investors to see your company through the eyes of management. Please refer to our Release 33-8350 and to Section 2B of our Outline of International Reporting and Disclosure Issues, both of which are available on our website at www.sec.gov.

Item 5B – Liquidity and Capital Resources, page 50

3.   We note your discussion of cash flows on page 51. Please revise future filings to provide a more robust analysis of the significant sources and uses of cash in your cash flow from operations. Refer to our Release 33-8350 and to Item 5B(1)(b) of Form 20-F.

Item 15 – Controls and Procedures, page 92

4.   We read that your Chief Executive Officer and your Chief Financial Officer concluded that your "disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group, particularly during the period in which this Form 20-F was being prepared." This statement appears to be a modification of the definition of disclosure controls and procedures as provided by Exchange Act Rule 13a-15(e). Please confirm to us and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, your officers may conclude in future filings that the Group's disclosure controls and procedures are "effective" without defining disclosure controls and procedures.

Item 17 – Financial Statements
Consolidated Income Statements, page 101

5.   We note that expenses in your income statements are classified by function.
        Please tell us what consideration you gave to the disclosure requirements of
        paragraph 93 of IAS 1 to also present material expenses by nature within your
        footnotes.

Consolidated Statements of Cash Flow, page 103

6.   We note that your cash flows from financing activities include a line item titled
        "Change in marketable securities and other liquid assets." Please provide us with
        a more detailed description of what this line item represents, including the
        corresponding balance sheet accounts. If this line item represents changes in your
        investments in debt securities, classified on your balance sheet as financial
        receivables, please provide us with your analysis under IAS 7 to support the
        classification of this item as a financing activity.

7.   We note that your cash flows from financing activities include a line item titled
        "Contributions to post-employment benefit plan." Please help us to better
        understand your classification of these payments under IAS 7. Tell us what
        consideration you gave to whether these payments are effectively cash payments
        made to and on behalf of your employees as contemplated by paragraph 14(d) of
        IAS 7.

Note 1 – Accounting Policies – Revenue Recognition, page 108

8.   It appears from your disclosure that you generate revenues both from the sale of
        goods and from the rendering of services. Please tell us what consideration you
        gave to the disclosure requirements of paragraph 35(b) of IAS 18.

9.   Please supplementally tell us, and tell us what consideration you gave to
        disclosing, your accounting policies related to shipping and handling, sales
        discounts, and rights of return.

Note 2 – Segment Information, page 112

10.   Please tell us what consideration you gave to the criteria for determining business
        segments under IAS 14 in concluding that your primary segments are the five
        divisions you are currently presenting. In this regard, it appears that many of the
        same products and services are reflected in more than one of your business
        segments, and we note your disclosure that these segments are based on specific
        customer groups worldwide. As such, it is unclear to us that the products and

services provided by each of these five divisions are subject to risks and returns that are different from those of the other divisions.

11.   We read in Note 31 and on page 28 that you have revised your primary segments effective January 1, 2006. Please tell us what consideration you gave to the criteria for determining business segments under IAS 14 in determining this new segment presentation.

Note 18 – Share Capital and Earnings per Share, page 128

12.   We note your disclosures concerning the calculation of diluted earnings per share. With reference to the specific IFRS accounting literature that you relied upon, please explain to us in more detail how you determined that you did not need to consider the dilutive effect of your stock options in calculating diluted earnings per share for 2004 and 2003.

Note 26 – Related Parties, page 134

13.   The final sentence in this footnote indicates that related party transactions involving key management are disclosed in Note 30. However, Note 30 on page 146 appears to solely contain a table showing the number of men and women in management and board. Please tell us where the related party transactions involving key management are disclosed.

Note 27 – Employee Benefits and Fees to the Auditors – AB SKF's Stock Option Programme, page 137

14.   We read that under IFRS you have accounted for your Stock Option Programme 2003 by recognizing the initial fair value at grant date of these options as an increase in equity and as compensation expense over the vesting period. We also read that at exercise date, the difference in exercise price and share price of the options allocated under option programme 2003 is recorded directly in equity. Please explain to us in more detail how you account for these options at their exercise date under IFRS 2. If you are recording an additional amount at exercise date for the difference between the option exercise price and the stock market price at the date of exercise, please tell us how you determined that this was appropriate under IFRS, with reference to the specific literature that you relied upon.

Note 33 – Summary of Differences between IFRS and US GAAP, page 151
Note 33.2 – Revaluation of Plant, Property and Equipment, page 151

15.   We note that your tabular reconciliation of net profit on page 155 includes a line item titled "Depreciation on revaluation of assets including effect in connection

with sale." Based on your disclosures in Note 33.2, the reference to a sale of assets is unclear. Please explain this to us supplementally and tell us what consideration you have given to clarifying this disclosure. Also confirm to us, if true, that there is no difference in depreciation expense under IFRS and under US GAAP resulting from the IAS 16 component approach to depreciation. In this regard, we note that you have not mentioned this as a reconciling item, and we note your disclosures in Note 32.

<u>Note 33.8 – Share-Based Compensation for Employees, page 151</u>

16. We read that you have accounted for share-based compensation for employees under US GAAP in accordance with APB Opinion 25, and that you record the cost at exercise of options, which we understand from page 137 represents the difference between the exercise price and your stock's market price on the exercise date, in your income statement. We have the following comments:

- Based on this disclosure, it appears that you have determined the measurement date for purposes of APB Opinion 25 to be the exercise date rather than the grant date. We further note your disclosure in your December 31, 2004 Form 20-F, which stated that you apply variable accounting for your stock options under US GAAP. If you apply variable accounting, please explain to us in more detail, and tell us what consideration you gave to clarifying, how you determined that variable accounting was appropriate under US GAAP.
- Also explain to us in more detail how you account for your repurchase of stock from the open market and your reissuance of that stock when stock options are exercised under US GAAP. To help us better understand this matter, please provide us with a theoretical example of a stock option grant and explain your accounting for that example under US GAAP from the grant date through the exercise date.
- We read on page 154 that you will be adopting the fair value method of SFAS 123R effective January 1, 2006. Please describe to us how you will determine the measurement date for stock options under SFAS 123R.
- We note your discussion in Note 1 of cash-settled share-based compensation granted to your Board of Directors. Please describe this compensation to us in more detail and tell us how you account for this compensation under US GAAP.

<u>Note 33.13 – Investments in Equity Securities, page 153</u>

17. We note your disclosure concerning differences in accounting for investments in equity securities. Please tell us why you have not provided a similar disclosure and reconciling item for investments in debt securities. In this regard, it appears from Note 17 that investments in debt securities with maturities of more than

three months at acquisition represent approximately 6% of your total assets. It also appears from your accounting policies in Note 1 that you are accounting for these financial assets under IFRS at fair value through profit and loss. If you are accounting for these debt securities as held-to-maturity under SFAS 115, this would appear to result in a difference in accounting.

Note 33.19 – Summary

18.   Please supplementally provide us with a rollforward of your US GAAP shareholders' equity for 2003, 2004, and 2005, similar to your statements of changes in shareholders' equity seen on page 105. If this rollforward reflects no impact on equity for recording stock compensation or the exercise of stock options, please explain this matter to us.

FORMS 6-K FILED APRIL 25, 2006 AND JULY 14, 2006

19.   We note that the above mentioned Forms 6-K contain, as exhibits, press releases entitled "SKF First-quarter report 2006" and "SKF Half-year Report 2006." We note that similarly titled reports appear on your website. We also note that the press releases filed as exhibits to your Forms 6-K only contain the first few pages of the similarly titled reports that appear on your website. Please tell us what consideration you gave to including the interim reports that appear on your website in their entirety in the exhibits that you filed with these Forms 6-K.

20.   If the interim reports that were filed as exhibits to your Forms 6-K should have contained the entire interim reports that appear on your website, including the interim financial statements that appear on your website, please respond to the following comments:

- Please tell us what consideration you gave to paragraphs 9-10 of IAS 34. In this regard, it is unclear to us if your interim financial statements are condensed financial statements.
- Please tell us what consideration you gave to the disclosure requirements of paragraph 16(a) of IAS 34.
- Please tell us what consideration you gave to the disclosure requirements of paragraph 20(c) of IAS 34 regarding providing a statement showing changes in equity for the comparable year-to-date period of the immediately preceding financial year. Also, please tell us what consideration you gave to showing separately in your statement of changes in equity the amounts attributable to equity holders of the parent and to minority interests.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689 or the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief